Exhibit 99.1

Rediff.Com Reports Results for the 3rd Quarter Ended December 31, 2008

Mumbai, India, January 23, 2009.

“The October-December 2008 quarter saw the international financial crisis come full force to the domestic Indian economy and this is reflected in a sharp decline in online advertising spending, particularly from other online companies in the travel, jobs, credit card, and real estate sectors. In addition some companies in these sectors face liquidity challenges. These developments are reflected in our financial results for this quarter in both lower revenues (and consequent lower gross margins) and higher than normal provisions for doubtful accounts. Our revenue numbers were also impacted by a 23% year on year average depreciation of the Indian Rupee vis-à-vis the US dollar.” said Ajit Balakrishnan, Chairman and CEO, Rediff.com.

“We are responding  to these developments in several ways: by reducing operating expenses, by cutting back on development projects  that have  long payback periods, and by re-allocating resources away from “nice-to-have” services to those which we believe will make a tangible difference in the coming months.

Thus continuing investments on initiatives such as game development have been halted and assets created thus far have been impaired and this is reflected in the operating results for the quarter ended December 31, 2008.

On the other hand, investments in mobile, local search and Indian language services have been stepped up. Thus we have recently launched our website, http://world.rediff.com, specifically designed for mobile phones like iPhone, Android, Blackberry and others and a service aimed at users with very low bandwidth connections ( www.webinmail.com). We feel the continuing need to make such investments as the Indian market continues to grow and evolve in the direction of increased mobile phone based access (with 3G services expected to roll out in India), more diversity of access through 22 Indian languages, and as tools like social networking get adapted for utility-type services. To support these and other growth initiatives we may spend between $500,000 and $1 million on advertising and promotion per quarter over the next few quarters.

Our video, music and photo sharing site, ishare.rediff.com saw strong growth during this quarter and the first few experimental video ads started running on it. Our personal investment channel, Moneywiz, also saw good growth during this quarter. We have enhanced it by adding near-real time stock price feeds from the Bombay Stock Exchange.

We are acutely aware of the need to conserve cash in this difficult environment. Our cash balance at the end of the quarter stood at around $47 million.

Further details of Rediff.com’s results for the third quarter ended December 31, 2008 are appended in tabular form to this press release. A presentation and the script of the earnings result conference call held on January 23, 2008 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “project,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology related risks, legal and regulatory policies, managing risks associated with customer products and the wide spread acceptance of the Internet. Readers should carefully review the risk factors and any other cautionary statements contained in Rediff’s Annual Report on Form 20-F, as well as other risks detailed in other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update or revise any forward-looking statements that may be made from time to time by it or on its behalf, whether as a result of new information, future events or otherwise.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED DECEMBER 31, 2008

(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended December 31		Percentage
	2008	2007	Change
Revenues
India Online	4.10	6.12	(33)%
US Publishing	1.20	2.41	(50)%
Total Revenues	5.30	8.53	(38)%

Cost of Revenues	(1.53)	(1.53)	0%

Gross Margin	3.77	7.00	(46)%
Gross Margin %	71%	82%

Operating Expenses *	(4.91)	(5.67)	(13)%

Operating EBITDA	(1.14)	1.33

Depreciation / Amortization	(1.54)	(1.66)

Impairments relating to discontinued capital projects	(1.11)	—

Interest Income	1.11	1.39

Foreign Exchange Gain/ (Loss)	(0.11)	(0.05)

Equity in net loss of equity method investee	(0.05)	—

Net (Loss) / Income before income taxes	(2.84)	1.01

Tax	0.09	(0.01)

Net (Loss) / Income	(2.75)	1.00

Net (Loss) / Income per ADS (in US cents)	(9.40)	3.45

Net (Loss) / Income per ADS (in US cents) diluted	(9.40)	3.39

Weighted average ADS Outstanding (in millions)	29.23	29.21

* Included in operating expenses:
- Stock based Compensation costs.	0.22	0.44
- Provision for doubtful accounts	0.73	0.15

Notes

•                  Each ADS represents one half of an equity share.

•                  The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to discontinued capital projects, property plant and equipment, intangibles and goodwill are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents income (loss) from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net income (loss), the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED DECEMBER 31, 2008

(All figures are in US$ million)

	Quarter ended December 31
	2008	2007

Operating EBITDA (Non GAAP)	(1.14)	1.33

Depreciation / Amortization	(1.54)	(1.66)

Impairments relating to discontinued capital projects	(1.11)	—

Interest Income	1.11	1.39

Foreign Exchange Gain/ (Loss)	(0.11)	(0.05)

Equity in net loss of equity method investee	(0.05)	—

Net (Loss) / Income before income taxes	(2.84)	1.01

Tax	0.09	(0.01)

Net (Loss) / Income (GAAP)	(2.75)	1.00

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses net of depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED DECEMBER 31, 2008

(All figures are in US$ million)

	Quarter ended December 31
	2008	2007

Operating Expenses (GAAP)	7.56	7.33

Depreciation/Amortization	(1.54)	(1.66)

Impairments relating to discontinued capital projects	(1.11)	—

Operating Expense (Non-GAAP)	4.91	5.67

For further details contact:

Mandar Narvekar

Investor Relations and Corporate Affairs Contact

Rediff.com India Limited

Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 138

Fax.: +91-22-2444-6837